FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2012 CONSOLIDATED RESULTS – HIGHLIGHTS

•	Pre-tax profit up 19% to HK$108,729m (HK$91,370m in 2011).

•	Attributable profit up 23% to HK$83,008m (HK$67,591m in 2011).

•	Return on average shareholders’ equity of 21.9% (21.6% in 2011).

•	Assets up 8% to HK$6,065bn (HK$5,607bn at 31 December 2011).

•	Capital adequacy ratio of 14.3%; core capital ratio of 13.7%. (Capital adequacy ratio of 14.6%; core capital ratio of 12.4% at 31 December 2011).

•	Cost efficiency ratio of 42.4% (46.1% in 2011).

This document is issued by The Hongkong and Shanghai Banking Corporation Limited (‘the Bank’) and its subsidiaries (together ‘the group’).  References to ‘HSBC’, ‘the Group’ or ‘the HSBC Group’ within this document mean HSBC Holdings plc together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. The abbreviations ‘HK$m’ and ‘HK$bn’ represent millions and billions (thousands of millions) of Hong Kong dollars respectively.

Comment by Stuart Gulliver, Chairman

Asian economies entered 2012 with encouraging levels of growth, boosted in part by the positive effects of monetary easing by eurozone authorities. Economic activity was, however, soon impacted as economies in Europe and the US faltered and concerns rose over mainland China’s ability to sustain its expansion. The final months of the year saw an improvement in growth and sentiment, with Asian economies picking up and worries over the eurozone moderating. Mainland China avoided a hard landing and there were some improvements in US housing and employment data. Nevertheless, the pace of growth in the West remains slow and there continue to be appreciable risks to the sustainability of economic recovery in the US and Europe. Despite these risks, the picture for Asia in 2013 is brighter than last year, with China’s GDP growth forecast to climb back to 8.6%, driving an uplift in regional demand for consumer goods and raw materials. Economic stimulus by Japan is also likely to result in increased investment in economies around the region. Such conditions raise concerns, however, over asset bubbles and inflation and policy makers will face challenges during the year in keeping economies and markets on a steady course.

In the demanding operating environment of 2012 The Hongkong and Shanghai Banking Corporation Limited performed strongly, through sustained adherence to our strategy of focusing on serving our customers, developing our priority growth markets, controlling risk and simplifying the business. Profit before tax was HK$108,729m, 19% higher than in the previous year. This included gains of HK$7,687m from the sale of subscale activities and non-core investments in Hong Kong, Japan, Thailand, India and the Philippines. On 5 December 2012, we announced the sale of our shares in Ping An Insurance (Group) Company of China, Ltd., a transaction that completed in February 2013. These disposals represent further progress in our strategy of simplifying the group and focusing our capital and resources on our core businesses.

Profits in Hong Kong grew by 31%, driven by improved deposit spreads, growth in loans and deposit balances, and higher trading revenues, together with a reduction in loan impairment charges. Profits in the Rest of Asia-Pacific were ahead by 8%, including gains on the sale of businesses, increased lending and higher profits from our associates in mainland China. Overall, customer loans grew by 10% during the period, while deposits grew by 9% and, at the year end, the loans to deposits ratio stood at 60.6%. We maintained our focus on improving efficiency and, with income growth of 10% exceeding growth in costs of 1%, the cost income ratio improved to 42.4% from 46.1%. In competitive markets for both loans and deposits, spreads remained broadly stable. Asset quality continued to be strong and loan impairment charges remained at low levels.

We continued to invest in our priority growth markets of Hong Kong, mainland China, India, Singapore, Malaysia, Indonesia, Australia, Taiwan and Vietnam. This included investment in the network, notably in mainland China, where our branch network now numbers 207 outlets, and in Malaysia, where we also have the largest branch network among foreign banks, opening 11 new Islamic branches during the year. We invested a further HK$13.3bn in Bank of Communications in order to maintain our shareholding of 19.03% in this strategically important associate, and reinforce our position as the leading foreign bank in mainland China.

During 2012 the internationalisation of the renminbi gathered pace and we strengthened our position as the leading international bank for renminbi business worldwide, with HSBC having the largest global network, offering renminbi services in over 50 markets. We maintained our dominant market share of offshore renminbi bonds during the period and led the issue in London of the first renminbi bond outside Chinese sovereign territory. In June we were joint coordinator and the sole foreign bank appointed to manage the issue in Hong Kong of renminbi sovereign bonds by China’s Ministry of Finance. We were pleased to receive first place in all seven categories in the Asiamoney Offshore Renminbi Services Survey, including ‘Best for overall products and services’.

In Retail Banking and Wealth Management (‘RBWM’), profits grew by 24%, with a notably strong performance in Hong Kong, where we maintained our leading market positions in deposits, mortgages, credit cards, life insurance and mandatory provident funds. Lending balances grew, principally residential mortgages, in our priority markets including Hong Kong, Singapore, mainland China, Malaysia and Australia, and we also maintained good deposit growth. Continued investment in our wealth management platform and the productivity of our front line staff resulted in higher wealth revenues, and we successfully launched a number of new funds. During the year we were awarded the Best Wealth Management Award by The Asian Banker. Our continued focus on increasing efficiency resulted in an improvement in the cost efficiency ratio.

Profits in Commercial Banking (‘CMB’) were 22% higher than in 2011, driven by growth in lending to customers around the region and by increased revenues in trade finance and Payments and Cash Management. We were also successful in growing deposits during the year, particularly in mainland China. Costs continued to be well controlled, growing by less than revenues, which benefited from further successful progress in income from collaboration with Global Banking and Markets (‘GB&M’), which increased by 14%. Foreign exchange products remained the largest contributor to revenues from collaboration with GB&M and we also generated good growth in sales of debt capital markets products including high yield bonds. Asset quality remained good, although the loan impairment charge rose as a result of impairments on a small number of specific exposures. We won several major industry awards during the year, including FinanceAsia’s Best Commercial Bank and both Best Trade Finance Bank and Best Bank for Cash Management in Asia from Global Finance.

GB&M profits growth of 9% resulted from higher net interest income, continued growth in lending, and good growth in fees and commissions and trading income in Hong Kong, where we reinforced our leading market position in debt capital markets. Fee income increased, driven by Payments and Cash Management and debt capital markets transactions across the region. Trading income benefited from increased Credit and Rates activity, most notably in Hong Kong. We have continued to invest in broadening our range of products and services and our market presence was recognised during the year with a number of significant industry awards, including six Euromoney Best House awards for Excellence in Asia, five FinanceAsia Best Hong Kong Bank awards, and Asiamoney’s Hong Kong awards for No.1 Best Local Brokerage, Best Execution, Best in Sales Trading and Best in Overall Sales services.

While the outlook for Asia’s economies is for improved growth and activity this year, structural risks remain. The regulatory outlook continues to be uncertain and we face strong competition in many of our businesses. The group is in good shape for the challenges and growth opportunities of 2013, with strong capital and liquidity, sound asset quality and a simplified and more efficient business that is increasingly focused on our core markets and customers. With this focus, we will continue to connect customers to opportunities and ultimately help them to grow their businesses and realise their ambitions.

Results by Geographic Region
Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income	40,155	42,271	(7)	82,419

Net fee income	24,670	15,220	–	39,890

Net trading income	9,892	9,315	7	19,214

Net income from financial instruments designated at fair value	3,799	814	–	4,613

Gains less losses from financial investments	2,510	124	–	2,634

Dividend income	489	33	–	522

Net earned insurance premiums	46,304	6,317	–	52,621

Other operating income	14,991	4,632	(4,286)	15,337

Total operating income	142,810	78,726	(4,286)	217,250

Net insurance claims incurred and movement in liabilities to policyholders	(49,401)	(5,582)	–	(54,983)

Net operating income before loan impairment charges and other credit risk provisions	93,409	73,144	(4,286)	162,267

Loan impairment charges and other credit risk provisions	(603)	(2,975)	–	(3,578)

Net operating income	92,806	70,169	(4,286)	158,689

Operating expenses	(36,947)	(36,109)	4,286	(68,770)

Operating profit	55,859	34,060	–	89,919

Share of profit in associates and joint ventures	640	18,170	–	18,810

Profit before tax	56,499	52,230	–	108,729

Share of profit before tax	52.0%	48.0%	–	100.0%

Cost efficiency ratio	39.6%	49.4%	–	42.4%

Net loans and advances to customers	1,295,479	1,053,564	–	2,349,043

Total assets	3,944,090	2,639,425	(518,188)	6,065,327

Customer accounts	2,531,624	1,343,260	–	3,874,884

Geographical regions	Hong Kong	Rest of Asia- Pacific	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2011

Net interest income	35,274	40,396	2	75,672

Net fee income	22,860	15,435	–	38,295

Net trading income	7,691	12,510	(2)	20,199

Net expense from financial instruments designated at fair value	(4,230)	(293)	–	(4,523)

Gains less losses from financial investments	310	(182)	–	128

Dividend income	723	6	–	729

Net earned insurance premiums	39,738	5,932	–	45,670

Other operating income	13,229	2,674	(4,514)	11,389

Total operating income	115,595	76,478	(4,514)	187,559

Net insurance claims incurred and movement in liabilities to policyholders	(35,778)	(4,611)	–	(40,389)

Net operating income before loan impairment charges and other credit risk provisions	79,817	71,867	(4,514)	147,170

Loan impairment charges and other credit risk provisions	(938)	(2,121)	-	(3,059)

Net operating income	78,879	69,746	(4,514)	144,111

Operating expenses	(36,106)	(36,232)	4,514	(67,824)

Operating profit	42,773	33,514	–	76,287

Share of profit in associates and joint ventures	424	14,659	–	15,083

Profit before tax	43,197	48,173	–	91,370

Share of profit before tax	47.3%	52.7%	–	100.0%

Cost efficiency ratio	45.2%	50.4%		46.1%

Net loans and advances to customers	1,182,442	948,429	–	2,130,871

Total assets	3,594,991	2,429,228	(416,739)	5,607,480

Customer accounts	2,297,212	1,267,789	–	3,565,001

Results by Geographic Global Business
Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income/(expense)	22,194	12,636	8,436	(3,744)	633	40,155

Net fee income	13,723	6,594	4,255	98	–	24,670

Net trading income	1,270	1,278	7,822	157	(635)	9,892

Net income/(expense) from financial instruments designated at fair value	4,098	(412)	177	(66)	2	3,799

Gains less losses from financial investments	(8)	–	18	2,500	–	2,510

Dividend income	1	7	36	445	–	489

Net earned insurance premiums	41,074	5,132	98	–	–	46,304

Other operating income	5,518	1,965	738	8,853	(2,083)	14,991

Total operating income	87,870	27,200	21,580	8,243	(2,083)	142,810

Net insurance claims incurred and movement in liabilities to policyholders	(44,650)	(4,676)	(75)	–	–	(49,401)

Net operating income before loan impairment charges and other credit risk provisions	43,220	22,524	21,505	8,243	(2,083)	93,409

Loan impairment (charges) /releases and other credit risk provisions	(754)	21	129	1	–	(603)

Net operating income	42,466	22,545	21,634	8,244	(2,083)	92,806

Operating expenses	(14,127)	(5,621)	(9,952)	(9,330)	2,083	(36,947)

Operating profit/(loss)	28,339	16,924	11,682	(1,086)	–	55,859

Share of profit in associates and joint ventures	347	49	25	219	–	640

Profit/(loss) before tax	28,686	16,973	11,707	(867)	–	56,499

Share of profit before tax	26.4%	15.6%	10.8%	(0.8)%	–	52.0%

Net loans and advances to customers	484,662	487,842	311,743	11,232	–	1,295,479

Total assets	749,921	558,166	2,013,635	682,226	(59,858)	3,944,090

Customer accounts	1,562,867	698,719	264,844	5,194	–	2,531,624

Hong Kong
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2011

Net interest income/(expense)	20,114	10,251	8,189	(3,613)	333	35,274

Net fee income	13,551	5,501	3,693	115	–	22,860

Net trading income/(expense)	753	1,322	6,916	(965)	(335)	7,691

Net expense from financial instruments designated at fair value	(3,612)	(565)	(39)	(16)	2	(4,230)

Gains less losses from financial investments	19	78	162	51	–	310

Dividend income	1	10	118	594	–	723

Net earned insurance premiums	33,626	5,968	144	–	–	39,738

Other operating income	3,928	1,359	606	9,212	(1,876)	13,229

Total operating income	68,380	23,924	19,789	5,378	(1,876)	115,595

Net insurance claims incurred and movement in liabilities to policyholders	(30,243)	(5,429)	(106)	–	–	(35,778)

Net operating income before loan impairment charges and other credit risk provisions	38,137	18,495	19,683	5,378	(1,876)	79,817

Loan impairment (charges)/ releases and other credit risk provisions	(601)	(513)	176	–	–	(938)

Net operating income	37,536	17,982	19,859	5,378	(1,876)	78,879

Operating expenses	(14,121)	(5,540)	(9,700)	(8,621)	1,876	(36,106)

Operating profit/(loss)	23,415	12,442	10,159	(3,243)	–	42,773

Share of profit in associates and joint ventures	47	69	32	276	–	424

Profit/(loss) before tax	23,462	12,511	10,191	(2,967)	–	43,197

Share of profit before tax	25.7%	13.7%	11.2%	(3.3)%	–	47.3%

Net loans and advances to customers	437,309	427,140	308,134	9,859	–	1,182,442

Total assets	672,402	493,407	1,881,469	707,130	(159,417)	3,594,991

Customer accounts	1,408,484	615,431	274,080	(783)	–	2,297,212

Hong Kong reported pre-tax profits were HK$56,499m compared with HK$43,197m in 2011, an increase of 31%. Reported profits included gains on the sale of our shares in Global Payments Asia-Pacific Ltd of HK$1,647m and both the HSBC and Hang Seng Bank general insurance businesses of HK$905m and HK$354m respectively.

Excluding these gains, profit increased by 24% driven by higher net interest income in CMB and RBWM, the gain of HK$2,441m on the sale of our shares in four Indian banks, higher trading revenues in GB&M, increased fee income in both CMB and GB&M and a reduction in loan impairment charges. These favourable movements were partly offset by higher operating expenses.

In RBWM, we continue to develop our wealth management services for our retail customers and launched new investment funds, including the Global High Yield Bond Fund. We completed the sale of both the HSBC and Hang Seng Bank general insurance businesses, enabling us to focus on life insurance manufacturing, where we maintained our market leadership position. We also led the market in deposits, mortgages, mandatory provident funds and credit cards. We maintained our prudent lending approach, with average loan to value ratios of 48% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole.

In CMB, we capitalised on our international connectivity and our standing as a leading trade finance bank to grow trade-related revenues by 10%. The collaboration between CMB and GB&M continued to strengthen, with revenue growth of 13%, most notably from the provision of foreign exchange products to our corporate customers. We won the FinanceAsia award for Best Commercial Bank 2012 and 10 AsiaMoney awards for Payments and Cash Management, including the ‘Best Local Cash Management Bank’ for small, medium and large corporates.

In GB&M we led the market in Hong Kong dollar bond issuance and were the leading bookrunner for corporate high yield bonds in Asia excluding Japan. We continued to lead the market in offshore renminbi bond issuance. We reinforced our position as a leading international bank for offshore renminbi products, winning the Asia Risk Renminbi House of the Year award and all seven product categories in Asiamoney’s Offshore Renminbi Survey.

Net interest income was 14% higher than in 2011, notably in CMB and RBWM, driven by increased customer loans and deposit balances and by growth in the insurance portfolio.

In RBWM we continued to grow our average mortgage balances, reflecting continued strength in the property market. In CMB, average term and trade-related lending balances were higher as we capitalised on trade and capital flows.

Asset spreads were marginally wider in CMB compared with 2011 on trade-related and other lending due to repricing, though they began to narrow towards the end of the year.

Net interest income also rose due to higher average deposit balances, notably in RBWM, in part reflecting reduced net outflows from customer accounts in to investments. In addition, deposit spreads widened.

Net fee income of HK$24,670m was 8% higher than in 2011. Fees rose from increased transaction volumes in trade services, remittances and account services as we continued to facilitate international trade and capital flows. Fee income also increased in both CMB and GB&M as we arranged debt issues for our customers to satisfy their funding requirements. In RBWM fees from unit trusts rose reflecting increased sales volumes, despite customers increasingly preferring lower risk products with lower fees. These increases were offset by a reduction in brokerage income from lower market turnover as a result of weaker investor sentiment.

Net trading income increased by 29%, from lower adverse fair value movements on derivatives relating to certain provident funds, following reductions in long-term investment return assumptions in 2011. There was also a strong performance in GB&M, notably in Rates trading activities, which reflected increased client demand for risk management products, particularly in yen and renminbi, in part from increased cross-currency debt issuance by corporates. Credit trading revenues also rose in part due to increased client activity. This was partly offset by a net charge as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Net income from financial instruments designated at fair value was HK$3,799m compared with an expense of HK$4,230m in 2011, due to net investment gains on assets held by the insurance business compared with net losses in the prior year, as a result of more favourable equity market conditions. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with discretionary participation features, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments were HK$2,510m compared with HK$310m in 2011, largely from the gain of HK$2,694m on the sale of our shares in four non-strategic investments in banks in India.

Net earned insurance premiums grew by 17% following increased new sales and renewals of life insurance products. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income of HK$14,991m was HK$1,762m higher than in 2011. We completed the sales of Global Payments Asia-Pacific Ltd and both the HSBC and Hang Seng general insurance businesses, realising gains of HK$1,647m, HK$905m and HK$354m respectively. While the value of the present value of in-force long term insurance business (‘PVIF’) asset rose, this was not to the same extent as in 2011 as increased insurance sales in 2012 were more than offset by unfavourable assumption updates and the non-recurrence of the benefit from the refinement to the PVIF asset calculation in 2011. There was also a lower gain on the revaluation of investment properties compared with 2011.

Loan impairment charges and other credit risk provisions reduced to HK$603m from HK$938m in 2011, largely due lower specific impairment charges in CMB.

Operating expenses increased by 2%, primarily due to higher systems implementation and processing costs as we continued to invest in our technology infrastructure, as well as increased property rental and maintenance costs. Salaries and wages were broadly unchanged as wage inflation was largely offset by reduced average staff numbers as we continued to focus on efficiency.

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total

	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m

Year ended 31 December 2012

Net interest income	13,859	10,822	18,000	137	911	(1,458)	42,271

Net fee income/ (expense)	6,379	3,870	4,933	91	(53)	–	15,220

Net trading income/(expense)	699	1,437	8,477	10	(2,766)	1,458	9,315

Net income/(expense) from financial instruments designated at fair value	844	7	(24)	–	(13)	–	814

Gains less losses from financial investments	(6)	9	(74)	(1)	196	–	124

Dividend income	3	–	–	–	30	–	33

Net earned insurance premiums	4,411	1,905	–	1	–	–	6,317

Other operating income	1,630	500	580	499	1,985	(562)	4,632

Total operating income	27,819	18,550	31,892	737	290	(562)	78,726

Net insurance claims incurred and movement in liabilities to policyholders	(4,057)	(1,524)	–	(1)	–	–	(5,582)

Net operating income before loan impairment charges and other credit risk provisions	23,762	17,026	31,892	736	290	(562)	73,144

Loan impairment (charges) /releases and other credit risk provisions	(1,815)	(1,133)	(24)	1	(4)	–	(2,975)

Net operating income	21,947	15,893	31,868	737	286	(562)	70,169

Operating expenses	(17,133)	(7,702)	(9,695)	(256)	(1,885)	562	(36,109)

Operating profit/(loss)	4,814	8,191	22,173	481	(1,599)	–	34,060

Share of profit in associates and joint ventures	2,110	11,416	4,638	–	6	–	18,170

Profit/(loss) before tax	6,924	19,607	26,811	481	(1,593)	–	52,230

Share of profit before tax	6.4%	18.0%	24.7%	0.4%	(1.5)%	–	48.0%

Net loans and advances to customers	356,729	340,839	351,905	2,811	1,280	–	1,053,564

Total assets	428,314	458,469	1,631,918	2,966	186,153	(68,395)	2,639,425

Customer accounts	490,059	347,729	499,705	4,905	862	–	1,343,260

Rest of Asia-Pacific
	Retail Banking and Wealth Management	Commercial Banking	Global Banking & Markets	Global Private Banking	Other	Intra- segment elimination	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Year ended 31 December 2011

Net interest income	14,312	9,757	16,835	176	831	(1,515)	40,396

Net fee income/(expense)	6,753	3,992	4,613	155	(78)	–	15,435

Net trading income/(expense)	714	1,222	9,492	58	(491)	1,515	12,510

Net income/(expense) from financial instruments designated at fair value	(295)	12	7	–	(17)	–	(293)

Gains less losses from financial investments	(3)	16	(190)	–	(5)	–	(182)

Dividend income	(1)	1	–	–	6	–	6

Net earned insurance premiums	3,840	2,092	–	–	–	–	5,932

Other operating income	1,121	562	511	10	955	(485)	2,674

Total operating income	26,441	17,654	31,268	399	1,201	(485)	76,478

Net insurance claims incurred and movement in liabilities to policyholders	(2,727)	(1,884)	–	–	–	–	(4,611)

Net operating income before loan impairment charges and other credit risk provisions	23,714	15,770	31,268	399	1,201	(485)	71,867

Loan impairment (charges)/ releases and other credit risk provisions	(1,731)	53	(443)	2	(2)	–	(2,121)

Net operating income	21,983	15,823	30,825	401	1,199	(485)	69,746

Operating expenses	(18,504)	(7,367)	(9,594)	(470)	(782)	485	(36,232)

Operating profit/(loss)	3,479	8,456	21,231	(69)	417	–	33,514

Share of profit in associates and joint ventures	1,887	8,994	3,756	–	22	–	14,659

Profit/(loss) before tax	5,366	17,450	24,987	(69)	439	–	48,173

Share of profit before tax	5.9%	19.1%	27.3%	–	0.4%	–	52.7%

Net loans and advances to customers	318,257	298,326	326,666	3,706	1,474	–	948,429

Total assets	377,128	393,895	1,584,049	8,606	152,807	(87,257)	2,429,228

Customer accounts	472,761	314,314	473,635	6,113	966	–	1,267,789

Rest of Asia-Pacific reported pre-tax profits of HK$52,230m compared with HK$48,173m in 2011, an increase of 8%. Reported profits included gains from the sale of our RBWM business in Thailand of HK$811m, our GPB business in Japan of HK$520m and our interest in a property company in the Philippines of HK$1,009m.

Excluding the above gains, pre-tax profit increased by 4%. Net interest income increased, notably from Balance Sheet Management in GB&M in mainland China and strong growth in average lending balances across most of the region. We also benefited from increased profits from our associates in mainland China. These factors were partly offset by adverse fair value movements of HK$2,694m on the contingent forward sale contract related to the disposal of our shares in Ping An Insurance (Group) Company of China, Ltd. (‘Ping An’), the effect of which was offset in 2013 on completion of the transaction, and higher operating expenses, in part due to restructuring costs of HK$990m arising from the ongoing strategic review of our businesses and support functions in the region. Loan impairment charges also rose from a small number of specific corporate impairment charges, but remained low.

We maintained our focus on our key priority growth markets in the region. In mainland China, we continued to invest in our branch network and at the end of the year had 141 HSBC China outlets, 20 HSBC rural bank outlets and 46 Hang Seng Bank outlets. We invested a further HK$13,264m in Bank of Communications Co., Ltd. (‘BoCom’) to maintain our interest of 19.03% in this strategically important associate and reinforce our position as the leading foreign bank in mainland China.

Net interest income increased by 5%, notably in mainland China from Balance Sheet Management arising from growth in the debt securities portfolio and improved yields, as well as from increased trade-related and term lending in CMB and GB&M in mainland China and India.

We grew deposit balances, notably in GB&M and CMB from new Payments and Cash Management mandates and deposit acquisition, as well as in RBWM. The benefit of this growth was partly offset by narrower liability spreads reflecting rate cuts and liquidity easing measures by central banks.

In RBWM, residential mortgage balances grew primarily in Singapore, Australia, Malaysia and mainland China, reflecting the continued strength of property markets and expansion of our distribution network. Net interest income was broadly unchanged, however, due to the effect of the sale of the RBWM business in Thailand and narrower asset spreads in a number of countries, attributable to competitive pricing pressures.

Net fee income reduced by HK$215m. In GB&M, fee income increased from our participation in more debt capital markets transactions across the region, as well as from lower regulatory fee expenses on Foreign Exchange and Rates transactions in mainland China. In RBWM we reported higher income from cards in Australia from increased card issuance and wealth management fees in mainland China. This was more than offset by the discontinuation of our Premier business in Japan and the sale of our RBWM business in Thailand, as well as a fall in fund management fees as we saw a move in to lower yielding products reflecting investor’s lower risk appetite.

Net trading income decreased by 26% compared with 2011, mainly from adverse fair value movements on the contingent forward sale contract relating to the sale of our shares in Ping An of HK$2,694m. Trading income was also lower, primarily in mainland China due to lower GB&M revenues in Foreign Exchange reflecting reduced volatility, and from growth in structured deposits where the related income is recorded under ‘Net interest income’. These were partly offset by a net favourable movement as a result of a change in estimation methodology in respect of the valuation adjustments on derivatives.

Net income from financial instruments designated at fair value was HK$814m in 2012 compared with a net expense of HK$293m in the prior year, driven by net investment gains on assets held by the insurance business, primarily in Singapore, due to positive equity market movements. To the extent that these investment gains were attributed to policyholders of unit-linked insurance policies and insurance contracts with discretionary participation features, there was a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Gains less losses from financial investments were HK$124m compared with net losses of HK$182m in 2011, due to a disposal gain on investments managed by a private equity fund, and a gain on the sale of government debt securities in India.

Net earned insurance premiums rose by 6% to HK$6,317m, as a result of increased renewals and new business volumes in mainland China, Singapore and Taiwan. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Other operating income increased by HK$1,958m, due to gains on the sale of our RBWM business in Thailand of HK$811m, our GPB business in Japan of HK$520m and our interest in a property company in the Philippines of HK$1,009m.

Loan impairment charges and other credit risk provisions increased by HK$854m as a result of individually assessed impairments on a single corporate exposure in Australia and a small number of corporate exposures in other countries in the region. These were partly offset by an impairment release in Singapore compared with a charge in 2011.

Operating expenses were broadly unchanged. We incurred restructuring and other related costs of HK$990m in several countries as part of the ongoing strategic review of our businesses and support functions in the region. This resulted in a net reduction of more than 4,700 staff numbers, which was offset by inflationary pressures and business growth, including branch expansion in mainland China and Malaysia. Costs also increased from a litigation provision of HK$760m made in respect of a long-standing court case and the write-down by HK$395m of our interest in a joint venture.

Share of profit from associates and joint ventures increased by HK$3,511m, driven by higher profits from BoCom and Industrial Bank Co., Ltd. (‘Industrial Bank’) reflecting loan growth and higher fee income partly offset by increased operating expenses and loan impairment charges.

On 7 January 2013, Industrial Bank completed a private placement of additional share capital to a number of third parties, thereby diluting the group’s equity holding from 12.8% to 10.9%. The group ceased to account for the investment as an associate from that date.

Consolidated Income Statement
	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Interest income	115,511	107,458
Interest expense	(33,092)	(31,786)

Net interest income	82,419	75,672

Fee income	46,221	45,166
Fee expense	(6,331)	(6,871)

Net fee income	39,890	38,295

Net trading income	19,214	20,199
Net income/(expense) from financial instruments designated at fair value	4,613	(4,523)
Gains less losses from financial investments	2,634	128
Dividend income	522	729
Net earned insurance premiums	52,621	45,670
Other operating income	15,337	11,389

Total operating income	217,250	187,559

Net insurance claims incurred and movement in liabilities to policyholders	(54,983)	(40,389)

Net operating income before loan impairment charges
and other credit risk provisions	162,267	147,170

Loan impairment charges and other credit risk provisions	(3,578)	(3,059)

Net operating income	158,689	144,111

Employee compensation and benefits	(37,021)	(37,834)
General and administrative expenses	(26,011)	(24,352)
Depreciation of property, plant and equipment	(4,014)	(3,878)
Amortisation and impairment of intangible assets	(1,724)	(1,760)

Total operating expenses	(68,770)	(67,824)

Operating profit	89,919	76,287

Share of profit in associates and joint ventures	18,810	15,083

Profit before tax	108,729	91,370

Tax expense	(18,010)	(17,466)

Profit for the year	90,719	73,904

Profit attributable to shareholders	83,008	67,591
Profit attributable to non-controlling interests	7,711	6,313

Consolidated Statement of Comprehensive Income
	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Profit for the year	90,719	73,904

Other comprehensive income

Available-for-sale investments:
– fair value changes taken to equity	14,153	(25,410)
– fair value changes transferred to the income statement on disposal	(2,753)	(231)
– amounts transferred to the income statement on impairment	5	(208)
– fair value changes transferred to the income statement on hedged items
due to hedged risk	(287)	(1,124)
– income taxes	(768)	119

Cash flow hedges:
– fair value changes taken to equity	3,858	303
– fair value changes transferred to the income statement	(3,662)	(399)
– income taxes	(33)	15

Property revaluation:
– fair value changes taken to equity	7,221	12,940
– income taxes	(1,161)	(2,068)

Share of other comprehensive income/ (expense) of associates and joint ventures	638	(1,259)

Actuarial losses on post-employment benefits:
– before income taxes	1,080	(3,518)
– income taxes	(198)	575

Exchange differences	925	(1,235)

Other comprehensive income/ (expense) for the year, net of tax	19,018	(21,500)

Total comprehensive income for the year, net of tax	109,737	52,404

Total comprehensive income for the year attributable to:
– shareholders	100,814	45,428
– non-controlling interests	8,923	6,976

	109,737	52,404

Consolidated Balance Sheet
	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

ASSETS
Cash and short-term funds	1,111,199	919,906
Items in the course of collection from other banks	23,079	34,546
Placings with banks maturing after one month	184,711	198,287
Certificates of deposit	93,085	88,691
Hong Kong Government certificates of indebtedness	176,264	162,524
Trading assets	419,697	447,968
Financial assets designated at fair value	69,479	57,670
Derivatives	398,956	377,296
Loans and advances to customers	2,349,043	2,130,871
Financial investments	626,042	722,433
Amounts due from Group companies	176,004	152,730
Interests in associates and joint ventures	119,273	91,785
Goodwill and intangible assets	38,634	34,839
Property, plant and equipment	90,179	85,294
Deferred tax assets	2,629	2,325
Other assets	187,053	100,315

Total assets	6,065,327	5,607,480

LIABILITIES
Hong Kong currency notes in circulation	176,264	162,524
Items in the course of transmission to other banks	35,525	47,163
Deposits by banks	244,135	222,582
Customer accounts	3,874,884	3,565,001
Trading liabilities	183,340	171,431
Financial liabilities designated at fair value	44,270	40,392
Derivatives	397,151	383,252
Debt securities in issue	74,647	77,472
Retirement benefit liabilities	6,725	8,097
Amounts due to Group companies	97,618	108,423
Other liabilities and provisions	94,791	108,314
Liabilities under insurance contracts issued	244,921	209,438
Current tax liabilities	3,842	4,126
Deferred tax liabilities	16,923	14,712
Subordinated liabilities	13,867	16,114
Preference shares	83,346	97,096

Total liabilities	5,592,249	5,236,137

EQUITY
Share capital	58,969	30,190
Other reserves	133,790	112,218
Retained profits	224,640	188,416
Proposed dividend	20,000	10,000

Total shareholders’ equity	437,399	340,824
Non-controlling interests	35,679	30,519

Total equity	473,078	371,343

Total equity and liabilities	6,065,327	5,607,480

Consolidated Statement of Changes in Equity
	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Share capital
At beginning of year	30,190	22,494
Issued during the year	28,779	7,696

	58,969	30,190

Retained profits and proposed dividend
At beginning of year	198,416	173,254
Dividends paid	(32,500)	(33,000)
Movement in respect of share-based payment arrangements	(246)	91
Other movements	(3)	(3)
Transfers	(4,554)	(6,939)
Comprehensive income for the year	83,527	65,013

	244,640	198,416

Other reserves
Property revaluation reserve
At beginning of year	38,939	29,980
Transfers	(1,010)	(869)
Comprehensive income for the year	5,522	9,828

	43,451	38,939

Available-for-sale investment reserve
At beginning of year	29,786	57,553
Other movements	8	(7)
Transfers	(2)	–
Comprehensive income/ (expense) for the year	10,788	(27,760)

	40,580	29,786

Cash flow hedging reserve
At beginning of year	51	106
Comprehensive income/ (expense) for the year	159	(55)

	210	51

Foreign exchange reserve
At beginning of year	14,265	15,789
Comprehensive income/ (expense) for the year	928	(1,524)

	15,193	14,265

Other
At beginning of year	29,177	20,954
Movement in respect of share-based payment arrangements	(277)	694
Transfers	5,566	7,808
Other movements	–	(205)
Comprehensive expense for the year	(110)	(74)

	34,356	29,177

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Total shareholders’ equity
At beginning of year	340,824	320,130
Issue of ordinary shares	28,779	7,696
Dividends paid	(32,500)	(33,000)
Movement in respect of share-based payment arrangements	(523)	785
Other movements	5	(215)
Comprehensive income for the year	100,814	45,428

	437,399	340,824

Non-controlling interests
At beginning of year	30,519	27,305
Dividends paid	(3,765)	(3,764)
Movement in respect of share-based payment arrangements	14	26
Other movements	(12)	(24)
Comprehensive income for the year	8,923	6,976

	35,679	30,519

Total equity
At beginning of year	371,343	347,435
Issue of ordinary shares	28,779	7,696
Dividends paid	(36,265)	(36,764)
Movement in respect of share-based payment arrangements	(509)	811
Other movements	(7)	(239)
Total comprehensive income for the year	109,737	52,404

	473,078	371,343

Consolidated Cash Flow Statement
	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Operating activities
Cash generated from/(used in) operations	(20,651)	16,583
Interest received on financial investments	14,349	13,269
Dividends received on financial investments	464	723
Dividends received from associates	2,297	935
Taxation paid	(17,423)	(15,790)

Net cash (outflow)/ inflow from operating activities	(20,964)	15,720

Investing activities
Purchase of financial investments	(262,280)	(495,823)
Proceeds from sale or redemption of financial investments	350,945	588,409
Purchase of property, plant and equipment	(1,990)	(2,870)
Proceeds from sale of property, plant and equipment and assets held for sale	35	215
Purchase of other intangible assets	(1,303)	(1,804)
Net cash outflow in respect of the acquisition of and increased shareholding in subsidiaries	–	(143)
Net cash inflow in respect of the sale of subsidiaries	1,416	1
Net cash outflow in respect of the purchase of interests in associates and joint ventures	(13,521)	(263)
Net cash (outflow)/ inflow in respect of the sale of interests in business portfolios	(12,242)	5,649
Proceeds from the sale of interests in associates	3,970	19

Net cash inflow from investing activities	65,030	93,390

Net cash inflow before financing	44,066	109,110

Financing
Issue of ordinary share capital	28,779	7,696
Issue of preference shares	29	–
Redemption of preference shares	(13,566)	(4,280)
Repayment of subordinated liabilities	(2,326)	(5,152)
Issue of subordinated liabilities	2,328	3,502
Ordinary dividends paid	(32,500)	(33,000)
Dividends paid to non-controlling interests	(3,766)	(3,764)
Interest paid on preference shares	(2,301)	(2,421)
Interest paid on subordinated liabilities	(884)	(793)

Net cash outflow from financing	(24,207)	(38,212)

Increase in cash and cash equivalents	19,859	70,898

Additional Information

1. Net interest income

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Net interest income	82,419	75,672
Average interest-earning assets	4,199,329	3,951,997
Net interest margin	1.96%	1.91%
Net interest spread	1.85%	1.81%

Net interest income increased as a result of loan and deposit growth across key countries, as well as improved deposit spreads, notably in Hong Kong. The insurance business also contributed to increased net interest income as the portfolio grew from increased sales.

Average interest-earning assets increased by HK$247,332bn or 6% compared with last year.  Average customer lending increased by 8%, with notable growth in term lending and mortgages, while financial investments increased by 5%.

Net interest margin increased by five basis points to 1.96% compared with last year. The net interest spread increased by four basis points while the contribution from net free funds increased by one basis point.

In Hong Kong, the Bank recorded an increase in net interest margin of 11 basis points to 1.46% compared with 2011. The net interest spread increased by 10 basis points as asset spreads on mortgages remained broadly stable and deposit spreads improved. Asset spreads on other lending increased marginally, narrowing towards the end of the year.

At Hang Seng Bank, the net interest margin increased by 13 basis points to 2.10% compared with last year. This was driven by improved loan pricing, increased deployment of funds towards customer lending and a wider range of investment opportunities for renminbi deposits.

In the Rest of Asia-Pacific, the net interest margin was 2.14%, four basis points higher than 2011. Both loan and deposit spreads reduced in key markets across the region from competitive pressures and central bank rate cuts. This was more than offset by improved spreads in Balance Sheet Management in mainland China and deployment of more of the commercial surplus to customer lending.

2. Net fee income

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Import/export	5,115	4,793
Remittances	3,066	2,839
Cards	6,858	6,709
Account services	2,772	2,686
Credit facilities	2,797	2,812
Securities/broking	6,824	8,234
Insurance	1,042	712
Unit trusts	4,523	3,832
Funds under management	4,089	4,442
Underwriting	1,689	1,219
Other	7,446	6,888

Fee income	46,221	45,166
Fee expense	(6,331)	(6,871)

	39,890	38,295

Net fee income increased by HK$1,595m or 4% in 2012.

Fees from unit trusts rose by 18%, notably in Hong Kong, as increased volumes more than offset the impact of customer preference shifting to lower risk, lower fee products.

Fees from imports/exports and remittances increased by 7% and 8% respectively, driven by growing trade activities from both existing and new-to-bank customers, with larger increases noted in Hong Kong, Singapore and Bangladesh.

Underwriting fees were 39% higher than 2011, driven by the growth of debt capital market transactions in Hong Kong, Singapore and the Philippines, which included our participation in several high-profile deals during the year.

Insurance fees increased by 46% in 2012, primarily due to fees received from external insurance providers from selling non-life products in Hong Kong, coupled with higher broking commissions earned in mainland China and Taiwan.

Fees from securities/stockbroking decreased by 17% as turnover reduced following stock market declines in the latter half of 2011. Fees from funds under management decreased by 8%, notably in Japan and Singapore as we saw customer preference moving towards lower risk products with lower fees and a reduction in client assets due to adverse movements in financial markets in the latter half of 2011.

3. Net trading income

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Dealing profits	16,633	15,590
Net loss from hedging activities	(31)	(71)
Net interest income on trading assets and liabilities	4,520	3,958
Dividend income from trading securities	786	722
Ping An contingent forward sale contract (see note 18)	(2,694)	-

	19,214	20,199

Net trading income decreased by HK$985m, or 5% compared to 2011.

Dealing profits increased, driven by favourable Rates and Foreign Exchange income, notably in Hong Kong, Australia, India and Indonesia, reflecting increased client activity. Trading income was lower in mainland China due to lower Foreign Exchange revenues reflecting reduced volatility.

Net interest income on trading assets and liabilities rose by 14% on the back of expanded debt securities portfolios in Hong Kong, India, mainland China and Singapore.  This was offset by higher interest paid on structured deposits, primarily in mainland China, where the related income is recorded under ‘Net interest income’.

4. Gains less losses from financial investments

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Gains on disposal of available-for-sale securities	2,809	470
Impairment of available-for-sale equity investments	(175)	(342)

	2,634	128

Gains on disposal of available-for-sale securities include the gain of HK$2,441m on the sale of our shares in four non-strategic investments in banks in India.

5. Other operating income

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Rental income from investment properties	216	191
Movement in present value of in-force insurance business	4,432	5,524
Gains on investment properties	834	1,033
Gain/(loss) on disposal of property, plant and equipment, and assets held for sale	30	(3)
Gain/(loss) on disposal of subsidiaries, associates and business portfolios	5,246	(9)
Other	4,579	4,653

	15,337	11,389

The value of the present value of in-force insurance business (‘PVIF’) asset rose, though not to the same extent as in 2011 as increased insurance sales in 2012 were more than offset by unfavourable assumption updates and the non-recurrence of the benefit from the refinement to the PVIF asset calculation in 2011.

Reflecting property market conditions in Hong Kong, the value of investment properties rose in 2012, though not to the same extent as 2011.

The gains on disposal of business portfolios include the gains on sale of both the HSBC and Hang Seng Bank general insurance businesses of HK$905m and HK$354m respectively, our RBWM business in Thailand of HK$811m and our Global Private Banking business in Japan of HK$520m. The gain on disposal of associates includes the gains on sale of Global Payments Asia-Pacific Ltd of HK$1,647m and a property investment company in the Philippines of HK$1,009m.

6. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Net interest income	7,864	6,779
Net fee income	1,216	692
Net trading income/(loss)	56	(386)
Net income/(expense) from financial instruments designated at fair value	4,538	(4,460)
Net earned insurance premiums	52,621	45,670
Movement in present value of in-force business	4,432	5,524
Other operating income	1,308	237

	72,035	54,056
Net insurance claims incurred and movement in liabilities to policyholders	(54,983)	(40,389)

Net operating income	17,052	13,667

Net interest income increased by 16% as funds under management grew, reflecting net inflows from new and renewal insurance business.

Net income from financial instruments designated at fair value was of HK$4,538m compared with a loss of HK$4,460m in 2011, from investment gains on assets held by the insurance business, mainly due to movements in equity markets. To the extent that revaluation is due to policyholders, there is an offsetting movement reported under ‘Net insurance claims incurred and movement in liabilities to policyholders’.

Net insurance premiums rose by 15% as a result of higher premiums received from policy renewals and successful sales initiatives for annuity products. The growth in premiums resulted in a corresponding increase in ‘Net insurance claims incurred and movement in liabilities to policy holders’.

The value of the PVIF asset rose, though not to the same extent as in 2011 as increased insurance sales in 2012 were more than offset by unfavourable assumption updates and the non-recurrence of the benefit from the refinement to the PVIF asset calculation in 2011.

Other operating income includes the gains on sale of both the HSBC and Hang Seng general insurance businesses of HK$905m and HK$354m respectively.

7. Loan impairment charges and other credit risk provisions

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Net charge for impairment of customer loans and advances
– Individually assessed impairment allowances:
New allowances	2,201	2,254
Releases	(1,230)	(1,204)
Recoveries	(237)	(356)

	734	694

– Net charge for collectively assessed impairment allowances	2,596	2,401

Net charge/(release) for other credit risk provisions	248	(36)

Net charge for loan impairment and other credit risk provisions	3,578	3,059

Loan impairment charges and other credit risk provisions increased by HK$519m in 2012.

The net charge for individually assessed impairment allowances increased by HK$40m in 2012, due to impairment of a corporate exposure in Australia, coupled with higher individual impairment charges in a number of countries including India, mainland China, New Zealand and Vietnam. These increases were offset by an impairment release in Singapore compared with a charge in 2011, coupled with lower new impairment charges in Hong Kong.

The net charge for collectively assessed impairment allowances rose by HK$195m, or 8%, in 2012, reflecting the increase in loans and advances to customers.

The net charge for other credit risk provisions was HK$284m higher, following charges against a corporate exposure in Australia, noted above.

8. Employee compensation and benefits

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Wages and salaries	34,233	35,020
Social security costs	935	912
Retirement benefit costs	1,853	1,902

	37,021	37,834

Staff numbers by region – year end full-time equivalent

Hong Kong	26,712	27,773
Rest of Asia-Pacific	38,881	43,647

Total	65,593	71,420

Employee compensation and benefits were broadly unchanged compared with 2011.

As part of the ongoing strategic review of our business and support functions, wages and salaries included termination benefits of HK$849m, incurred in several countries across the region, compared with HK$459m in 2011. This has resulted in a net reduction of more than 5,800 staff numbers since last year, or 8%. Excluding termination benefits, wages and salaries were 2% lower, as reduced staff numbers were partially offset by wage inflation. In mainland China, wages and salaries expenses rose as a result of branch expansion during 2012.

9. General and administrative expenses

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Premises and equipment
–Rental expenses	3,292	3,102
–Amortisation of prepaid operating lease payments	18	18
–Other premises and equipment	3,941	3,810

	7,251	6,930

Marketing and advertising expenses	3,578	3,969
Other administrative expenses	15,182	13,453

	26,011	24,352

General and administrative expenses increased by HK$1,659m or 7% in 2012.

Premises and equipment costs increased by HK$321m, or 5%, with higher expenditure in Hong Kong from increased technology development and property rental and maintenance costs. Premises and equipment costs increased in both mainland China and Malaysia from branch expansion.

Other administrative expenses rose by HK$1,729m, or 13%, in 2012.  This included litigation expenses of HK$760m in Australia and Singapore in respect of a legacy case and the write-down of a joint venture of HK$395m. Higher costs were incurred in Hong Kong from intercompany expenses, compliance fees and higher corporate donations.

Marketing and advertising expenses decreased by HK$391m, or 10%, following the implementation of cost control initiatives in a number of countries.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally includes the group’s share of post-tax profits from Bank of Communications and Industrial Bank.

11. Tax expense

The tax expense in the consolidated income statement comprises:

	Year ended 31 December 2012	Year ended 31 December 2011
	HK$m	HK$m

Current income tax
–Hong Kong profits tax	7,790	6,540
–Overseas taxation	10,428	9,374
Deferred taxation	(208)	1,552

	18,010	17,466

The effective rate of tax for 2012 was 16.6% compared with 19.1% in 2011.

12. Dividends

	Year ended 31 December 2012		Year ended 31 December 2011
	HK$		HK$
	per share	HK$m	per share	HK$m

Ordinary dividends paid
–fourth interim dividend in respect of the previous financial year, approved and paid during the year	0.83	10,000	1.33	12,000
–first interim dividend paid	0.58	7,500	0.78	7,000
–second interim dividend paid	0.41	7,500	0.78	7,000
–third interim dividend paid	0.40	7,500	0.68	7,000

	2.22	32,500	3.57	33,000

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2012 of HK$20,000m (HK$0.85 per ordinary share).

13. Loans and advances to customers

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Gross loans and advances to customers	2,358,814	2,142,172
Impairment allowances:
–Individually assessed	(5,245)	(6,894)
–Collectively assessed	(4,526)	(4,407)

	(9,771)	(11,301)

Net loans and advances to customers	2,349,043	2,130,871

Allowances as a percentage of gross loans and advances to customers:
–Individually assessed	0.22%	0.32%
–Collectively assessed	0.19%	0.21%

Total allowances	0.41%	0.53%

14. Impairment allowances against loans and advances to customers

	Individually assessed allowances	Collectively assessed allowances	Total
	HK$m	HK$m	HK$m

At 1 January 2012	6,894	4,407	11,301
Amounts written off	(2,730)	(3,597)	(6,327)
Recoveries of loans and advances written off in previous years	237	1,166	1,403
Net charge to income statement	734	2,596	3,330
Unwinding of discount of loan impairment	(57)	(94)	(151)
Exchange and other adjustments	167	48	215

At 31 December 2012	5,245	4,526	9,771

15. Impaired loans and advances to customers and allowances

The geographical information shown below has been classified by the location of the principal operations of the subsidiary or, in the case of the Bank, by the location of the branch responsible for advancing the funds.

		Rest of
	Hong Kong	Asia-Pacific	Total
	HK$m	HK$m	HK$m

At 31 December 2012

Gross loans and advances to customers
Individually assessed impaired gross loans and advances	2,927	8,467	11,394

Collectively assessed	1,296,137	1,051,283	2,347,420
– Impaired loans and advances	621	999	1,620
– Non-impaired loans and advances	1,295,516	1,050,284	2,345,800

Total gross loans and advances to customers	1,299,064	1,059,750	2,358,814

Impairment allowances	(3,585)	(6,186)	(9,771)
– Individually assessed	(1,418)	(3,827)	(5,245)
– Collectively assessed	(2,167)	(2,359)	(4,526)

Net loans and advances	1,295,479	1,053,564	2,349,043

Fair value of collateral which has been taken into account in respect of individually assessed impaired loans and advances to customers	1,264	3,790	5,054

Individually assessed impaired gross loans and advances as a percentage of gross loans and advances to customers	0.2%	0.8%	0.5%

Total allowances as a percentage of total gross loans and advances	0.3%	0.6%	0.4%

At 31 December 2011

Gross loans and advances to customers
Individually assessed impaired gross loans and advances	3,881	8,490	12,371

Collectively assessed	1,182,989	946,812	2,129,801
– Impaired loans and advances	657	823	1,480
– Non-impaired loans and advances	1,182,332	945,989	2,128,321

Total gross loans and advances to customers	1,186,870	955,302	2,142,172

Impairment allowances	(4,428)	(6,873)	(11,301)
– Individually assessed	(2,174)	(4,720)	(6,894)
– Collectively assessed	(2,254)	(2,153)	(4,407)

Net loans and advances	1,182,442	948,429	2,130,871

Fair value of collateral which has been taken into account in respect of individually assessed impaired loans and advances to customers	1,403	3,252	4,655

Individually assessed impaired gross loans and advances as a percentage of gross loans and advances to customers	0.3%	0.9%	0.6%

Total allowances as a percentage of total gross loans and advances	0.4%	0.7%	0.5%

For individually assessed customer loans and advances where the industry sector comprises not less than 10% of total gross loans and advances to customers, the analysis of gross impaired loans and advances and allowances by major sectors, based on categories and definitions used by the HSBC Group, is as follows:

	Total gross	Gross	Individually	Collectively
	loans and	impaired	assessed	assessed
	advances	advances	allowances	allowances
	HK$m	HK$m	HK$m	HK$m
At 31 December 2012
Residential mortgages	686,172	2,485	(428)	(122)
Commercial, industrial and international trade	745,198	5,117	(2,897)	(2,060)
Commercial real estate	249,264	533	(413)	(107)

At 31 December 2011
Residential mortgages	608,135	2,369	(372)	(166)
Commercial, industrial and international trade	661,308	6,970	(5,184)	(2,049)
Commercial real estate	232,263	580	(268)	(69)

Collectively assessed allowances refer to impairment allowances which are assessed on a collective basis for those individually assessed loans and advances where an individual impairment has not yet been identified.

16. Overdue and rescheduled loans and advances to customers

The geographical information shown below has been classified by the location of the principal operations of the subsidiary or, in the case of the Bank, by the location of the branch responsible for advancing the funds.

	Hong Kong		Rest of Asia-Pacific		Total
	HK$m	%	HK$m	%	HK$m	%

At 31 December 2012

Gross amounts which have been overdue with respect to either principal or interest for periods of
–more than three months but less than six months	288	0.0	1,733	0.2	2,021	0.1
–more than six months but less than one year	166	0.0	1,283	0.1	1,449	0.1
–more than one year	1,856	0.1	2,828	0.3	4,684	0.2

	2,310	0.1	5,844	0.6	8,154	0.4

Individually assessed impairment allowances made in respect of amounts overdue	(895)		(3,008)		(3,903)
Fair value of collateral held in respect of amounts overdue	769		2,285		3,054
Rescheduled loans and advances to customers	565	0.0	2,781	0.3	3,346	0.1

At 31 December 2011

Gross amounts which have been overdue with respect to either principal or interest for periods of
–more than three months but less than six months	616	0.1	3,446	0.4	4,062	0.2
–more than six months but less than one year	234	0.0	720	0.1	954	0.0
–more than one year	1,807	0.2	2,880	0.3	4,687	0.2

	2,657	0.3	7,046	0.8	9,703	0.4

Individually assessed impairment allowances made in respect of amounts overdue	(1,614)		(4,106)		(5,720)
Fair value of collateral held in respect of amounts overdue	825		2,030		2,855
Rescheduled loans and advances to customers	1,257	0.1	1,938	0.2	3,195	0.1

Rescheduled loans and advances to customers are those loans and advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule. Rescheduled loans and advances to customers are stated net of any loans and advances which have subsequently become overdue for more than three months and which are included in ‘Overdue and rescheduled loans and advances to customers’.

17. Analysis of loans and advances to customers based on categories used by the HSBC Group

The following analysis of loans and advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, to manage associated risks.

		Rest of
	Hong Kong	Asia-Pacific	Total
At 31 December 2012	HK$m	HK$m	HK$m

Residential mortgages	401,855	284,317	686,172
Credit card advances	45,961	33,489	79,450
Other personal	51,721	42,337	94,058

Total personal	499,537	360,143	859,680

Commercial, industrial and international trade	342,463	402,735	745,198
Commercial real estate	177,339	71,925	249,264
Other property-related lending	127,099	51,448	178,547
Government	21,995	8,804	30,799
Other commercial	96,055	133,921	229,976

Total corporate and commercial	764,951	668,833	1,433,784

Non-bank financial institutions	31,545	30,263	61,808
Settlement accounts	3,031	511	3,542

Total financial	34,576	30,774	65,350

Gross loans and advances to customers	1,299,064	1,059,750	2,358,814

Individually assessed impairment allowances	(1,418)	(3,827)	(5,245)
Collectively assessed impairment allowances	(2,167)	(2,359)	(4,526)

Net loans and advances to customers	1,295,479	1,053,564	2,349,043

At 31 December 2011

Residential mortgages	360,368	247,767	608,135
Credit card advances	41,200	31,849	73,049
Other personal	51,339	38,093	89,432

Total personal	452,907	317,709	770,616

Commercial, industrial and international trade	295,729	365,579	661,308
Commercial real estate	158,222	74,041	232,263
Other property-related lending	134,910	49,659	184,569
Government	22,669	7,471	30,140
Other commercial	96,398	117,205	213,603

Total corporate and commercial	707,928	613,955	1,321,883

Non-bank financial institutions	24,799	23,300	48,099
Settlement accounts	1,236	338	1,574

Total financial	26,035	23,638	49,673

Gross loans and advances to customers	1,186,870	955,302	2,142,172
Individually assessed impairment allowances	(2,174)	(4,720)	(6,894)
Collectively assessed impairment allowances	(2,254)	(2,153)	(4,407)

Net loans and advances to customers	1,182,442	948,429	2,130,871

Loans and advances to customers in Hong Kong increased by HK$113bn, or 10%, during 2012 largely through growth in corporate and commercial lending of HK$57bn, reflecting increased demand in international trade and commercial real estate. Residential mortgage lending increased by HK$41bn as the property market remained active.

In the Rest of Asia-Pacific, loans and advances to customers increased by HK$105bn, or 11%, including foreign exchange translation effects of HK$16bn. The underlying increase of HK$89bn was mainly from growth in corporate and commercial lending of HK$48bn, supported by trade flows in mainland China, Indonesia, India and Australia. Residential mortgage lending increased by HK$28bn, notably in Singapore, Australia, Malaysia and mainland China.

18. Other assets

	At	At
	31 December	31 December
	2012	2011
	HK$m	HK$m

Current taxation recoverable	1,029	676
Assets held for sale	48,280	8,117
Prepayments and accrued income	3,823	3,135
Accrued interest receivable	14,992	14,524
Acceptances and endorsements	31,965	31,750
Other	86,964	42,113

	187,053	100,315

On 5 December 2012, we entered into an agreement to dispose of our entire shareholding in Ping An, consisting of 613,929,279 shares, at a fixed price of HK$59 per share. The fixing of the sale price gave rise to a contingent forward sale contract, the fair value of which at year end was based on the difference between the agreed sale price and the market price for the shares, adjusted for an assessment of the probability of the transaction being completed. The adverse fair value of this contract was HK$2,694m at 31 December 2012, recorded in net trading income (see note 3). The investment in Ping An is accounted for as an available-for-sale investment and carried at fair value with unrealised gains or losses recorded in other comprehensive income.

At 31 December 2012, the fair value of our investment in Ping An was HK$39,813m, included in ‘Assets held for sale’, with HK$31,701m accumulated unrealised gains in other comprehensive income. These unrealised gains include HK$3,591m of gains which arose after the date of the sale agreement and represent the difference between Ping An's share price at the year end and the agreed sale price. The gain from this transaction is HK$28,110m, being the proceeds of HK$36,222m based on the agreed sale price of HK$59 per share, less the original cost of HK$8,112m. The income statement impact of this transaction is a loss of HK$2,694m in 2012 and a net gain in 2013 of HK$30,804m.

Gold bullion balances were reclassified from ‘Loans and advances to customers’ to ‘Other assets’ during the year to reflect the substance of the gold lending business.

19. Customer accounts

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Current accounts	831,256	696,435
Savings accounts	2,063,565	1,826,893
Other deposit accounts	980,063	1,041,673

	3,874,884	3,565,001

Customer accounts increased by HK$310bn, or 9%, during 2012. In Hong Kong, customer accounts increased by HK$235bn, or 10%, and in the Rest of Asia-Pacific customer accounts increased by HK$75bn or 6% compared with 31 December 2011.

The group’s advances-to-deposits ratio increased to 60.6% at 31 December 2012, from 59.8% at 31 December 2011, as more of the commercial surplus was deployed to customer lending.

20. Other liabilities and provisions

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Accruals and deferred income	24,705	23,286
Liabilities held for sale	4,811	21,970
Provisions for liabilities and charges	2,144	1,686
Acceptances and endorsements	31,965	31,750
Share-based payment liability to HSBC Holdings plc	2,560	2,729
Other liabilities	28,606	26,893

	94,791	108,314

21. Contingent liabilities and commitments

a           Off-balance sheet contingent liabilities and commitments

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Contingent liabilities and financial guarantee contracts

Guarantees and irrevocable letters of credit pledged as collateral security	225,483	192,428
Other contingent liabilities	345	359

	225,828	192,787

Commitments

Documentary credits and short-term trade-related transactions	39,902	44,524
Forward asset purchases and forward deposits placed	3,000	2,524
Undrawn formal standby facilities, credit lines and other commitments to lend	1,561,277	1,425,590

	1,604,179	1,472,638

The above table discloses the nominal principal amounts of off-balance sheet items. Contingent liabilities and commitments are mainly credit-related instruments that include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b           Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments that the group could be required to make, were as follows:

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Guarantees in favour of third parties

Financial guarantee contracts	34,735	26,694
Standby letters of credit that are financial guarantee contracts	20,620	19,684
Other direct credit substitutes	42,551	38,211
Performance bonds	64,220	54,429
Bid bonds	2,752	2,169
Standby letters of credit related to particular transactions	20,608	12,169
Other transaction-related guarantees	29,773	31,892

	215,259	185,248
Guarantees in favour of other HSBC Group entities	10,224	7,180

	225,483	192,428

The amounts disclosed in the above table reflect the group’s maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC’s overall credit risk management policies and procedures. Guarantees are subject to HSBC’s credit review process.

22. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities and can arise and change rapidly. Foreign currency exposures are managed in accordance with the group’s risk management policies and procedures.

The group had the following structural foreign currency exposures that were not less than 10% of the total net structural exposure in all foreign currencies:

	At 31 December 2012	At 31 December 2011
	HK$m	HK$m

Net structural position

Chinese renminbi	189,446	145,347

23. Capital adequacy

The Hong Kong Monetary Authority (‘HKMA’) supervises the group on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the group as a whole. Individual banking subsidiaries and branches are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures and the internal ratings-based (securitisation) approach to determine credit risk for its banking book securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk for the risk categories of interest rate, foreign exchange (including gold), and equity exposures. The group uses an internal models approach to calculate its market risk in respect of specific risk for the interest rate and equity risk categories. The group uses the standardised (market risk) approach for calculating other market risk positions as well as trading book securitisation exposures, and the standardised (operational risk) approach to calculate its operational risk.

During the year, the individual entities within the group and the group itself complied with all of the externally imposed capital requirements of the HKMA.

There are no relevant capital shortfalls in any of the group’s subsidiaries that are not included in its consolidation group for regulatory purposes.

	2012	2011
Capital ratios	%	%

Core capital ratio	13.7	12.4
Capital adequacy ratio	14.3	14.6

Risk weighted assets	HK$m	HK$m

Credit risk	1,455,675	1,350,467
Counterparty credit risk	81,409	71,270
Market risk	116,911	38,585
Operational risk	250,139	221,429

	1,904,134	1,681,751

Impact of Basel III

The Banking (Capital) (Amendment) Rules 2012 came into effect on 1 January 2013 to implement the first phase of the Basel III capital standards in Hong Kong (‘Basel III rules’). The group has estimated the pro-forma impact of the Basel III rules on the group’s capital position at 31 December 2012. The capital requirements that came in to effect on 1 January 2013 in Hong Kong are estimated to result in capital ratios that are above the minimum requirements.

The pro-forma capital position prepared in accordance with the Basel III rules would be higher than the 31 December 2012 position under the existing rules, for the following reasons:

•	introduction of concessionary thresholds for deduction of capital investments in non-consolidated financial institutions;
•	the timing of the recognition of dividends;
•	the removal of the cap on unrealised gains on own-use and investment properties; and
•	the full recognition of unrealised gains on available-for-sale and designated at fair value securities.

Following the implementation, capital ratios for the half-year ending 30 June 2013 will be calculated in accordance with the Basel III rules.

	2012	2011
	HK$m	HK$m

Core capital:

Share capital per balance sheet	58,969	30,190
Revaluation reserve capitalisation issue	(1,454)	(1,454)

Paid-up ordinary share capital	57,515	28,736

Paid-up irredeemable non-cumulative preference shares	51,570	51,681

Reserves per balance sheet	378,430	310,634
Proposed dividend	(20,000)	(10,000)
Unconsolidated subsidiaries	(40,088)	(32,672)
Cash flow hedging reserve	(210)	(51)
Regulatory reserve	(19,426)	(17,108)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities and debt securities	(86,111)	(73,570)
Unrealised gains on equities and debt securities designated at fair value	(20)	(77)
Own credit spread	(218)	(429)

Total reserves included in core capital	212,357	176,727

Non-controlling interests per balance sheet	35,679	30,519
Non-controlling interests in unconsolidated subsidiaries	(3,478)	(2,838)
Regulatory adjustments to non-controlling interests	(3,291)	(2,976)

Non-controlling interests	28,910	24,705

Goodwill, intangible assets and valuation adjustments	(21,191)	(19,663)
50% of unconsolidated investments	(67,692)	(53,749)
50% of securitisation positions and other deductions	(16)	(140)

Deductions	(88,899)	(73,552)

Total core capital	261,453	208,297

Supplementary capital:
Paid-up irredeemable cumulative preference shares	16,510	16,546
Perpetual subordinated debt	9,355	9,386
Paid-up term preference shares	15,115	28,742
Term subordinated debt	16,418	16,327
Property revaluation reserves	7,977	7,977
Unrealised gains on available-for-sale equities and debt securities	2,534	2,318
Unrealised gains on equities and debt securities designated at fair value	9	35
Regulatory reserve	2,333	2,267
Collective impairment allowances	496	545
Excess impairment allowances over expected losses	8,400	7,655

Supplementary capital before deductions	79,147	91,798

50% of unconsolidated investments	(67,692)	(53,749)
50% of securitisation positions and other deductions	(16)	(140)

Deductions	(67,708)	(53,889)

Total supplementary capital	11,439	37,909

Capital base	272,892	246,206

24. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25%, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the Bank and to those subsidiary companies that are Authorised Institutions under the Banking Ordinance in Hong Kong.

	2012	2011
	%	%

The average liquidity ratio for the year was as follows:

Hong Kong branches of the Bank	38.3	33.6

25. Property revaluation

The group’s land and buildings and investment properties were revalued at 30 November 2012 and updated for any material changes at 31 December 2012. The basis of valuation for land and buildings and investment properties was open market value, depreciated replacement cost or surrender value. In determining the open market value of investment properties, expected future cash flows have been discounted to their present values. The net book value of ‘Land and buildings’ includes HK$10,108m in respect of properties which were valued using the depreciated replacement cost method or surrender value.

The surplus on property revaluation for the year was HK$8,057m. Amounts of HK$5,327m and HK$836m were credited to the property revaluation reserve and the income statement respectively. The amount credited to the property revaluation reserve of HK$5,327m is stated after deduction of non-controlling interests of HK$841m and deferred tax of HK$1,053m. The amount credited to the income statement comprises the surplus of HK$834m on revaluation of investment properties and HK$2m relating to the reversal of previous revaluation deficits.

Land and buildings and investment properties in Hong Kong, the Macau SAR and mainland China, representing 95% by value of the group’s properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited who has recent experience in these locations and types of properties. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 countries, which represent 5% by value of the group’s properties, were valued by different independent professionally qualified valuers.

26. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 36 to 57 of the 2011 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2012. None has a material impact on the group.

27. Events after the balance sheet date

On 5 December 2012, we announced an agreement to sell our shares in Ping An. This transaction completed on 6 February 2013. See note 18 for further details on the transaction.

On 7 January 2013, Industrial Bank Co., Ltd. (‘Industrial Bank’) completed a private placement of additional share capital to a number of third parties, thereby diluting the group’s equity holding from 12.8% to 10.9%. As a result of this and other factors, the group considers it is no longer in a position to exercise significant influence over Industrial Bank and ceased to account for the investment as an associate from that date, giving rise to an accounting gain of approximately HK$9.5bn. Thereafter, the holding is recognised as an available-for-sale financial investment.

28. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2012, which were approved by the Board of Directors on 4 March 2013 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 4 March 2013. The Annual Report and Accounts for the year ended 31 December 2012, which include the financial statements, can be obtained on request from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk . A further press release will be issued to announce the availability of this information.

29. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

Media enquiries to:                                   Tom Grimmer                                      Telephone no: + 852 2822 1268
                Gareth Hewett                                      Telephone no: + 852 2822 4929

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                         Date: 04 March 2013